UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 20)

                   Under the Securities Exchange Act of 1934

                        PRG-SCHULTZ INTERNATIONAL, INC.
                  ------------------------------------------
                               (Name of Issuer)

                      Common Stock, No Par Value Per Share
                      ------------------------------------
                         (Title of Class of Securities)

                                    69357C503
                                    ---------
                                 (CUSIP Number)

                               Gregory D. Hitchan
                           Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                 (415) 434-1111
                                 --------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 16, 2007
                               -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ?? 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?? 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 18



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 2 of 18


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,233,696 shares (including 4,314,095 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
10. SHARED DISPOSITIVE POWER
                        5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               40.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 3 of 18


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,233,696 shares (including 4,314,095 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
        10.  SHARED DISPOSITIVE POWER
                        5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               40.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 4 of 18


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

  NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,233,696 shares (including 4,314,095 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
        10.  SHARED DISPOSITIVE POWER
                        5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               40.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 5 of 18


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 BLUM STRATEGIC PARTNERS II, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3395151
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,233,696 shares (including 4,314,095 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
         10. SHARED DISPOSITIVE POWER
                        5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               40.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 6 of 18


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3395150
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,233,696 shares (including 4,314,095 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
10.   SHARED DISPOSITIVE POWER
                        5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               40.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 7 of 18


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   STINSON CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3232358
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,233,696 shares (including 4,314,095 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
        10.  SHARED DISPOSITIVE POWER
                        5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               40.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 8 of 18


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              STINSON CAPITAL PARTNERS (QP), L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              52-2379857
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,233,696 shares (including 4,314,095 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               40.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                      Page 9 of 18


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                STINSON CAPITAL PARTNERS II, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3264850
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         5,233,696 shares (including 4,314,095 shares issuable
   OWNED BY EACH        upon conversion of Senior Convertible Notes and Series
   PERSON WITH          A Preferred Stock)**
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
10.  SHARED DISPOSITIVE POWER
                        5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,233,696 shares (including 4,314,095 shares issuable upon conversion of Senior Convertible Notes and Series A Preferred Stock)**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               40.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------
** See Item 5


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 10 of 18


Item 1.  Security and Issuer
----------------------------

This Amendment No. 20 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on October 4, 2006 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc. "); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); Blum Strategic Partners II, L.P., a Delaware limited partnership ("Blum Strategic II"); Stinson Capital Partners, L.P., a California limited partnership ("Stinson"); Stinson Capital Partners
(QP), L.P., a Delaware limited partnership ("Stinson QP"); and Stinson Capital Partners II, L.P., a California limited partnership ("Stinson II") (collectively, the "Reporting Persons").

This amendment to the Schedule 13D relates to the shares of Common Stock, no par value per share (the "Common Stock") of PRG-Schultz International, Inc., a Georgia corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 600 Galleria Parkway, Suite 100, Atlanta, Georgia 30339-5949.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended and restated in its entirety with the following:

Blum LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum LP is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of Blum LP is RCBA Inc.

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names Of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 11 of 18


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum       909 Montgomery St.       USA      President & Chairman,
President,            Suite 400                         Blum LP
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       USA and  Managing Partner,
Managing Partner      Suite 400                Norway   Blum LP
& Director            San Francisco, CA 94133

John H. Park          909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Jane J. Su            909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

David H.S. Chung      909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Nadine F. Terman      909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Gregory D. Hitchan    909 Montgomery St.       USA      Partner, Chief
Partner, Chief        Suite 400                         Operating Officer,
Operating Officer,    San Francisco, CA 94133           General Counsel and
General Counsel and                                     Secretary, Blum LP
Secretary

Marc T. Scholvinck    909 Montgomery St.       USA      Partner & Chief
Partner, Chief        Suite 400                         Financial Officer,
Financial Officer,    San Francisco, CA 94133           Blum LP
Assistant Secretary
& Director


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 12 of 18


Blum GP is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Strategic Partners, L.P. ("Blum Strategic").

The principal business office address of Blum GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP, their addresses, citizenship and principal occupations are as follows:

Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 13 of 18


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Member               Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel &
                                                        Secretary, Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Member               Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP

Blum GP II is a Delaware limited liability company whose principal business is acting as the sole general partner of Blum Strategic II and also as managing limited partner of Blum Strategic Partners II GmbH & Co. KG.( "Blum Strategic II KG").

The principal business office address of Blum GP II is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP II, their addresses, citizenship and principal occupations are as follows:


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 14 of 18


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Managing Member      Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel &
                                                        Secretary, Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Managing Member      Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 15 of 18


Item 4. Purpose of Transaction
-------------------------------

Item 4 is amended to add the following:

In connection with the proposed refinancing announced by the Issuer, the Reporting Persons have entered into a Conversion and Support Agreement (the "Support Agreement") with the Issuer. As consideration for the Support Agreement, on July 16, 2007, the Issuer entered into a 2007 Amended and Restated Standstill Agreement (the "New Standstill Agreement") with the Reporting Persons. Upon effectiveness, the New Standstill Agreement will replace and supersede the Amended and Restated Standstill Agreement dated November 14, 2005 between the Reporting Persons and the Issuer.

The information set forth in this Item 4 is qualified in its entirety by the reference to the Support Agreement and the New Standstill Agreement which are attached hereto as Exhibits B and C, respectively, each of which is incorporated by reference herein in its entirety.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's Form 8-K filed with the Commission on May 15, 2007, there were 8,767,345 shares of Common Stock issued and outstanding as of April 30, 2007. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock: (i) 63,126 shares of the Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, or on behalf of an entity for which Blum LP serves as investment advisor, which represents 0.7% of the outstanding shares of the Common Stock; (ii) 11,770 shares of the Common Stock held by Blum GP on behalf of the limited partnership for which it serves as the general partner, which represents 0.1% of the outstanding shares of the Common Stock; and (iii) 844,705 shares of the Common Stock held by Blum GP II on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 9.6% of the outstanding shares of the Common Stock.


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 16 of 18


Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 919,601 shares of the Common Stock, which is 10.5% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP and Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum GP, or Blum GP II.

In the event that the Reporting Persons converted the 10.0% Senior Convertible Notes due 2011 (the "Senior Convertible Notes") and the Series A Convertible Participating Preferred Stock (the "Series A Preferred Stock") of the Issuer into Common Stock (see the Schedule 13D Amendment Number 18, filed by the Reporting Persons on March 24, 2006), the Reporting Persons may be deemed to have beneficial ownership of and exercise shared voting and dispositive power over (i) principal amount of $17,580,874 of Senior Convertible Notes, which is convertible into 2,704,751 shares of Common Stock, and (ii) 34,901 shares of Series A Preferred Stock, which are convertible into 1,609,345 shares of Common Stock. The Reporting Persons may thus be deemed to have beneficial ownership of 5,233,696 shares or 40.0% of the Common Stock, as follows:

     (i) Blum LP and RCBA Inc. may be deemed to have beneficial ownership of 2,523,084 shares, which represents 19.3% on an as converted basis;

    (ii) Blum GP II may be deemed to have beneficial ownership of 2,698,842 shares, which represents 20.6% on an as converted basis; and

   (iii) Blum GP may be deemed to have beneficial ownership of 11,770 shares, which represents 0.1% on an as converted basis.

(c) The Reporting Persons have not effected any transactions in the securities of the Issuer during the last 60 days.

(d) and (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------------

Item 6 to Schedule 13D is hereby amended to incorporate the Support Agreement and the New Standstill Agreement which are attached hereto as Exhibits B and C, respectively, each of which is incorporated by reference herein in its entirety.


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 17 of 18


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking

Exhibit B - Conversion and Support Agreement

Exhibit C - Amended and Restated Standstill Agreement


                                  * * * * * *



CUSIP NO. 69357C503            SCHEDULE 13D                     Page 18 of 18


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2007

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary


 BLUM STRATEGIC GP, L.L.C.            BLUM STRATEGIC GP II, L.L.C.

 By: /s/ Gregory D. Hitchan           By: /s/ Gregory D. Hitchan
     -------------------------------      ---------------------------
     Gregory D. Hitchan, General          Gregory D. Hitchan, General
     Counsel and Member                   Counsel and Managing Member


BLUM STRATEGIC PARTNERS II, L.P.      STINSON CAPITAL PARTNERS, L.P.
By:  Blum Strategic GP II, L.L.C.,    By: Blum Capital Partners, L.P.,
     its General Partner                  its General Partner
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner


By:  /s/ Gregory D. Hitchan           By: /s/ Gregory D. Hitchan
    ----------------------------          -----------------------------
     Gregory D. Hitchan, General          Partner, Chief Operating Officer,
     Counsel and Managing Member          General Counsel and Secretary


STINSON CAPITAL PARTNERS II, L.P.       STINSON CAPITAL PARTNERS (QP), L.P.
By: Blum Capital Partners, L.P.,        By: Blum Capital Partners, L.P.,
    its General Partner                     its General Partner
By: Richard C. Blum & Associates, Inc.  By: Richard C. Blum & Associates, Inc.
    its General Partner                     its General Partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary


                                  * * * * * *

CUSIP NO. 69357C503            SCHEDULE 13D                       Page 1 of 1


                                   Exhibit A

                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  July 17, 2007

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary


 BLUM STRATEGIC GP, L.L.C.            BLUM STRATEGIC GP II, L.L.C.

 By: /s/ Gregory D. Hitchan           By: /s/ Gregory D. Hitchan
     -------------------------------      ---------------------------
     Gregory D. Hitchan, General          Gregory D. Hitchan, General
     Counsel and Member                   Counsel and Managing Member


BLUM STRATEGIC PARTNERS II, L.P.      STINSON CAPITAL PARTNERS, L.P.
By:  Blum Strategic GP II, L.L.C.,    By: Blum Capital Partners, L.P.,
     its General Partner                  its General Partner
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner


By:  /s/ Gregory D. Hitchan           By: /s/ Gregory D. Hitchan
    ----------------------------          -----------------------------
     Gregory D. Hitchan, General          Partner, Chief Operating Officer,
     Counsel and Managing Member          General Counsel and Secretary


STINSON CAPITAL PARTNERS II, L.P.       STINSON CAPITAL PARTNERS (QP), L.P.
By: Blum Capital Partners, L.P.,        By: Blum Capital Partners, L.P.,
    its General Partner                     its General Partner
By: Richard C. Blum & Associates, Inc.  By: Richard C. Blum & Associates, Inc.
    its General Partner                     its General Partner


By: /s/ Gregory D. Hitchan              By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary